                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1999

                                       or

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transaction period from _________ to _________

                         Commission File Number 0-26032

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           AREA BANCSHARES CORPORATION
             (Exact name of registrant as specified in its charter)

                              230 FREDERICA STREET
                               OWENSBORO, KY 42301
                    (Address of principal executive offices)

                                 (270) 926-3232
                         (Registrant's telephone number)

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                       Financial Statements and Schedules

                           December 31, 1999 and 1998

                    With Independent Auditors' Report Thereon

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                          INDEX TO FINANCIAL STATEMENTS

                                                                              PAGE

Independent Auditors' Report                                                    1

Statements of Net Assets Available for Benefits - December 31, 1999 and 1998    2

Statements of Changes in Net Assets Available for Benefits -
   Years ended December 31, 1999 and 1998                                       3

Notes to Financial Statements                                                   4

SCHEDULES

H Line 4d - Schedule of Non-Exempt Transactions -
      Year Ended December 31, 1999                                              8

H Line 4i - Schedule of Assets Held for Investment Purposes -
      December 31, 1999                                                         9

                          INDEPENDENT AUDITORS' REPORT


     The Retirement Committee of
       Area Bancshares Corporation:

     We have audited the accompanying statements of net assets available for benefits of Area Bancshares Corporation Profit Sharing/401(k) Plan (the
     Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Area Bancshares Corporation Profit Sharing/401(k) Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of non-exempt transactions and assets held for investment purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management and have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                         /s/ KPMG LLP



     Louisville, Kentucky
     June 27, 2000

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998

                                                      1999            1998
                                                   -----------     ----------
               ASSETS

Investments, at fair value (note 3):
    Cash equivalents                               $   608,821      2,581,020
    Common stocks                                    6,091,373      4,125,899
    Mutual funds                                    11,323,083      7,661,445
                                                   -----------     ----------

             Total investments                      18,023,277     14,368,364
                                                   -----------     ----------

Receivables:
    Employer contributions                             162,564        118,384
    Accrued income                                      16,330         47,561
    Other                                                   --         10,859
                                                   -----------     ----------

                                                       178,894        176,804
                                                   -----------     ----------

             Total assets                           18,202,171     14,545,168
                                                   -----------     ----------

            LIABILITIES

Accrued expenses                                         7,500          7,500
Payable to participants                                  5,721         14,187
                                                   -----------     ----------

             Total liabilities                          13,221         21,687
                                                   -----------     ----------

             Net assets available for benefits     $18,188,950     14,523,481
                                                   ===========     ==========


See accompanying notes to financial statements.

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1999 and 1998

                                                             1999            1998
                                                          -----------     ----------
Additions to net assets attributed to:
    Investment income:
      Dividends and interest                              $   683,848        774,937
      Net appreciation                                      2,191,298      1,020,728
                                                          -----------     ----------

                                                            2,875,146      1,795,665
                                                          -----------     ----------

    Contributions:
      Employee                                              1,784,464      1,654,996
      Employer                                                644,678        521,851
                                                          -----------     ----------

                                                            2,429,142      2,176,847
                                                          -----------     ----------

             Total additions                                5,304,288      3,972,512
                                                          -----------     ----------

Deductions from net assets attributed to:
    Benefits paid to participants                           1,629,117        700,598
    Administrative expenses                                     9,702         23,041
                                                          -----------     ----------

             Total deductions                               1,638,819        723,639
                                                          -----------     ----------

             Net increase                                   3,665,469      3,248,873

Net assets available for benefits - beginning of year      14,523,481     11,274,608
                                                          -----------     ----------

Net assets available for benefits - end of year           $18,188,950     14,523,481
                                                          ===========     ==========




See accompanying notes to financial statements.

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

  (1)   DESCRIPTION OF PLAN

        The following brief description of Area Bancshares Corporation (the Corporation) Profit Sharing/401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        (A)   GENERAL

              The Plan is a defined contribution plan generally covering all full-time employees of Area Bancshares Corporation, The Owensboro National Bank, First City Bank and Trust Company, Bowling Green Bank and Trust Company, New Farmers National Bank, Southern Deposit Bank, Citizens Deposit Bank, Alliance Bank, Broadway Bank and Trust, First and Peoples Bank, HNB Bank, N.A., Jefferson Banking Company, Peoples Commercial Bank, The Vine Street Trust Company, and Vine Street Financial, Inc. (the Banks) who have completed six months of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        (B)   CONTRIBUTIONS

              Participants may contribute not less than 1% and not more than 15% of their salary to the Plan and direct their investments between one or more of nine investment funds, subject to annual limitations. Participant 401(k) deferrals are matched by the Banks on the basis of a 50% match on participant deferrals up to 7% of the participant's salary.

        (C)   PARTICIPANT ACCOUNTS

              Investment earnings are allocated based on each participant's proportionate share of the fair market value of the appropriate funds as of the valuation date, decreased by any distributions to the participant.

              The Banks' prior contributions and related earnings, which are forfeited during the year as a result of employee terminations, are allocated to eligible participants in the Plan as of each December 31 valuation date based on the participant's proportionate share of compensation relative to the compensation paid to all eligible participants during the Plan year. Effective with the Plan year beginning January 1, 1995, forfeitures reduce employer match contributions.

              Participants direct their 401(K) and employer match contributions into designated funds. These funds during the Plan years ended December 31, 1999 and 1998 were: Fidelity FICP Treasury II Money Market Fund; Area Bancshares Corporation Stock; Federated U.S. Government Fund; Federated Intermediate Income Fund; Fidelity Puritan Fund; Fidelity Blue Chip Fund; Fidelity Value Fund; Fidelity Low Price Stock Fund; and T. Rowe Price International Fund.

        (D)   VESTING

              Participants are immediately 100% vested in their contributions and related earnings. Participants are 100% vested in the Banks' contributions and related earnings after five years of service.

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

        (E)   PAYMENT OF BENEFITS

              Upon retirement, termination of service or total and permanent disability, a participant or his designated beneficiary may elect to receive all amounts credited to the participant's account plus the participant's share of the Banks' contributions for the current fiscal year in a lump-sum, equal installments over a period not to exceed the life expectancy of the participant or the joint life expectancy of the participant and participant's spouse, applied to the purchase of an annuity or paid or applied in any combination thereof. Upon death, the participant's designated beneficiary may elect to receive the amount such participant would have been entitled to receive, had he retired on the date of his death, in one lump-sum, in equal installments over a period not to exceed life expectancy, or applied to the purchase of an immediate life annuity. Any portion of a participant's account relating to employer contributions to which he is not entitled for any reason is forfeited upon the participant's incurring a break in service as defined under the Plan.

  (2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (A)   BASIS OF FINANCIAL STATEMENT PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting and comply with the rules and regulations prescribed or permitted by the Department of Labor.

        (B)   INVESTMENTS

              Investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        (C)   USE OF ESTIMATES

              Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (3)   INVESTMENTS

        In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

        The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets:

                                                               1999          1998
                                                           -----------    ---------
        Common stock:
           Area Bancshares Corporation                     $ 4,187,467    3,673,950
           Security First Technologies Corporation           1,903,906      451,949
        Mutual Funds:
           Fidelity Blue Chip Fund                           5,778,889    3,847,661
           Fidelity Low Price Stock Fund                     2,125,461    2,543,697
           Fidelity Value Fund                               1,614,813    1,682,845

        During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,191,298 and $1,020,728, respectively, as follows:

                                                              1999          1998
                                                           -----------    ---------
        Common stock                                       $ 1,381,370      599,636
        Mutual funds                                           809,928      421,092
                                                           -----------    ---------

                                                           $ 2,191,298    1,020,728
                                                           ===========    =========

  (4)   TAX STATUS

        The Internal Revenue Service has determined and informed the Company by a letter dated January 1, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

        A participant has no taxable income as a result of contributions of the employer or income of the Plan until he or she receives a distribution or a distribution is made available under the Plan.

  (5)   PLAN TERMINATION

        While the Corporation has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. In the event of termination or partial termination or upon discontinuance of contributions, the amounts credited to participants' accounts become nonforfeitable.

  (6)   RELATED-PARTY TRANSACTIONS

        The Owensboro National Bank, a wholly owned subsidiary of Area Bancshares Corporation, is trustee of the Plan. The trustee provided management and accounting services and use of property and equipment to the Plan at no charge during 1999 and 1998. All Plan investments and the related investment earnings were maintained by the trustee.

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

  (7)   NON-EXEMPT TRANSACTIONS

        If was noted that there was an unintentional delay by the Trustee in posting the February 5, 1999 employee deferrals of $3,269. On February 22, 1999, theses amounts were posted by the trustee. The Trustee is in the process of calculating interest on these late contributions. Participant accounts will be credited with such amounts once calculated.

                                                                      SCHEDULE H

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                                 EIN: 61-0902343

                  Line 4d - Schedule of Non-Exempt Transactions

                                December 31, 1999

                                  RELATIONSHIP TO PLAN
                                    EMPLOYER OR OTHER           DESCRIPTION OF          COST OF
 IDENTITY OF PARTY INVOLVED         PARTY-IN-INTEREST            TRANSACTION             ASSET
----------------------------      --------------------      ----------------------     --------
Area Bancshares Corporation              Trustee            Employee deferrals not     $  3,269
                                                            deposited in a timely
                                                            manner

It was noted that there was an unintentional delay by the Trustee in posting the February 5, 1999 employee deferrals of $3,269. On February 22, 1999, these amounts were posted by the trustee.

                                                                      SCHEDULE H

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                                 EIN: 61-0902343

            Line 4i - Schedule of Assets Held for Investment Purposes

                                December 31, 1999

IDENTITY OF ISSUE, BORROWER,                                                          CURRENT
LESSOR OR SIMILAR PARTY                    DESCRIPTION OF INVESTMENT                   VALUE
---------------------------------      ----------------------------------          -------------
Fidelity Investments                   FICP Treasury II Money Market Fund          $     608,821

Area Bancshares Corporation*           Common Stock                                    4,187,467
Security First Technologies Corp.      Common Stock                                    1,903,906

Federated Investments                  U.S. Government Fund                              271,030
Federated Investments                  Intermediate Income Fund                          141,422
Fidelity Investments                   Puritan Fund                                    1,002,510
Fidelity Investments                   Blue Chip Fund                                  5,778,889
Fidelity Investments                   Value Fund                                      1,614,813
Fidelity Investments                   Low Price Stock Fund                            2,125,461
T. Rowe Price                          International Stock Fund                          388,958
                                                                                   -------------

                                       Total Investments                           $  18,023,277
                                                                                   =============


*Denotes a party in-interest.

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Area Bancshares Corporation
                                            Profit Sharing/401(k) Plan


Date: July 13, 2000                         By: /s/ Thomas R. Brumley
      -------------                             ---------------------
                                            Name:  Thomas R. Brumley
                                            Title: President and Chief
                                                   Executive Officer

Date: July 13, 2000                         By: /s/ John A. Ray
      -------------                             ---------------
                                            Name:  John A. Ray
                                            Title: Executive Vice President and
                                                   Chief Operating Officer

Date: July 13, 2000                         By: /s/ Patricia C. Drury
      -------------                             ---------------------
                                            Name:  Patricia C. Drury
                                            Title: Vice President, Trust Officer

                                  EXHIBIT INDEX

Exhibit No.            Description                              Submission Media
-----------            -----------                              ----------------
Ex 23                  Consent of KPMG LLP,                     Electronic
                       Independent Public Accountants,
                       Dated July 12, 2000